April 6, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Solaris Oilfield Infrastructure, Inc.

Registration Statement on Form S-1

Filed March 15, 2017

File No. 333-216721

Ladies and Gentlemen:

Set forth below are the responses of Solaris Oilfield Infrastructure, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 24, 2017, with respect to Registration Statement on Form S-1, File No. 333-216721, filed with the Commission on March 15, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. For convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Our Corporate Structure, page 6

1.	We note that the tax receivable agreement (TRA) will provide for the payment by Solaris Inc. to each TRA holder of 85% of the net cash savings that Solaris Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occurs as a result of Solaris Inc.’s acquisition of all or a portion of such TRA holder’s Solaris LLC Units in connection with this offering or pursuant to the exercise of the Redemption Right or the call right and (ii) imputed interest deemed to be paid by Solaris Inc. as a result of, and additional tax basis arising from, any payments Solaris Inc. makes under the TRA. Please provide an expanded description of your expected accounting including the related journal entries. Your response should address, but not necessarily be limited to, the following:

Securities and Exchange Commission

April 6, 2017

•	How you considered whether a pro form adjustment is needed for incurring a tax agreement liability resulting from the acquisition of TRA holder’s Solaris LLC units in connection with the offering;

•	The initial accounting for any tax agreement liability recorded in connection with the reorganization transaction;

•	The initial accounting for any exchanges subsequent to the reorganization transaction; and,

•	The subsequent accounting for any changes to previously recorded liabilities, including i) adjustments to valuation allowances associated with the underlying tax assets and ii) other changes that impact the amount of net cash savings realized by Solaris Inc.

Provide reference to the specific authoritative literature that supports your accounting

RESPONSE:    We have revised the Registration Statement to include unaudited pro forma financial information that gives effect to the recapitalization of Solaris LLC (the “Recapitalization”) and Solaris Inc.’s acquisition of a portion of such TRA holder’s Solaris LLC Units in connection with this offering (the “Initial Exchange”). We expect to make pro forma adjustments to include a tax provision for Solaris Inc.’s portion of Solaris LLC’s income or loss in connection with the Recapitalization. We also expect to make pro forma adjustments to include a deferred tax asset1 and include a non-current tax receivable liability in connection with the Initial Exchange. The deferred tax asset will be based on the anticipated tax effects of the difference between the book and tax bases in our assets following the Recapitalization and the Initial Exchange. Please see pages F-2-6 of Amendment No. 1.

The Initial Exchange and subsequent exchanges are not accounted for as business combinations since they are common control transactions. Under the Transactions Between Entities Under Common Control subsection of ASC 805-50, Business Combinations – Related Issues, assets and liabilities acquired in a common control transaction are recorded at their carrying amounts. Any differences between consideration paid (which would include the non-current tax receivable agreement liability) and the carrying amounts of the assets and liabilities received are recognized within equity. The increase in tax basis will result in increased amortization and depreciation deductions for tax purposes. The differences between the tax and financial reporting bases are temporary. Based on the guidance in ASC 740, the tax effects of this temporary difference will be recorded as an increase in our deferred tax assets.

At the date the tax receivable agreement (“TRA”) is entered into, we have contractually committed to pay the TRA holders 85% of the amount of cash savings, if any, in U.S. federal and state income tax that we will actually realize as a result of the increases in tax basis that may arise in connection with the Initial Exchange, and of certain other tax benefits related to entering into the TRA.

Amounts payable under the TRA are not assured – either as to amount or timing. We do not become obligated to make a payment under the TRA until tax benefits of the transactions have been realized. Amounts payable under the TRA are contingent upon a number of factors including (1) future taxable income over the term of the TRA and (2) future changes in tax laws. If we do not have sufficient taxable income to utilize the deductions in the future, a payment will not be required. As such, we believe the obligations under the TRA meet the definition of a loss contingency under ASC 450, which requires recognition when a payment is probable and reasonably estimable.

The initial accounting for any liability recorded in connection with the Initial Exchange and the initial accounting for any exchanges subsequent to the Initial Exchange are recorded in equity. The subsequent accounting for any changes to previously recorded liabilities, including changes resulting from changes to any valuation allowances associated with the underlying tax assets are recognized in earnings.

As previously noted, the Initial Exchange will result in an increase in tax basis, but not in financial reporting basis. The increase in tax basis will result in increased amortization and depreciation deductions for tax purposes in the future. Because the transactions giving rise to the basis difference are transactions involving shareholders, the offset of the net realizable deferred tax asset would be recognized in equity. Pursuant to a Section 754 election, each future purchase or exchange by us is expected to result in our receiving an increase in the tax basis of tangible and intangible assets of Solaris LLC.

[1]	To the extent that the size of the offering changes such that the distribution to our Existing Owners is substantially reduced, we may record a deferred tax liability in connection with the recapitalization.

Securities and Exchange Commission

April 6, 2017

To the extent that future changes in the net recognized deferred tax asset or the obligation under the TRA are due to reasons other than (1) transactions among or with our shareholders and (2) actual payments under the TRA recorded as a reduction to the recorded liability—those changes would be recognized in earnings.2

ASC 740-20-45-11(g) states that changes in valuation allowances occurring in subsequent periods should be included in the income statement. Based on the guidance in ASC 740-20-45-11(g), we should only record the offset to the deferred tax asset and the valuation allowance in equity for the initial tax effects resulting from transactions among or with shareholders. As future changes in the deferred tax asset and the valuation allowance are not due to transactions among or with our shareholders, those changes should be reflected in earnings. Further, as changes in the deferred tax asset and the valuation allowance are inextricably linked to changes in the liability recorded for payments due under the TRA, subsequent changes in the TRA should also be recorded in income (based on an analogy to ASC 740-20-45-11(g)).

Such adjustments to the obligation under the TRA, which might result from, among other things, changes in expectations about the extent to which tax benefits subject to the TRA will be realized and tax rate changes, would also be recognized in earnings. This arrangement does not represent a tax based on income, but rather a contractual relationship between an entity and its shareholders. The effects of these adjustments are not an element of income tax expense as they do not relate to costs incurred in connection with compliance with income tax law.

Future changes in the deferred tax asset and the valuation allowance (if any), whether or not those deferred tax accounts are the subject of the TRA, should be accounted for in accordance with ASC 740.

•	Changes in the valuation allowance resulting from a change in judgment about the ultimate realizability of the deferred tax asset would be recognized in accordance with ASC 740-10-45-20. In general, those changes would be included in income from continuing operations.

•	Changes in the deferred tax asset should generally be included in the income tax provision. The total effect of tax rate changes on deferred tax balances would be recorded as a component of the income tax provision related to continuing operations for the period in which the law is enacted (ASC 740-10-45-15).

Risk Factors, page 17

2.	We note that you will use a portion of the proceeds from this offering to make a distribution to the Existing Owners and grant certain employees cash bonuses. Please tell us what consideration you have given to including a risk factor that discusses the possibility that Existing Owners, including certain officers and directors, may receive a substantial portion of the proceeds from this offering.

RESPONSE:    We have revised the Registration Statement to include the requested risk factor. Please see page 38 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Recent Trends and Outlook, page 52

3.	We note your response to comment 12 which specifies that you are unable to provide the requested information. It would appear that a utilization ratio can be derived from the total system revenue days for a specific period relative to the total system revenue days available. If such information is available for the periods presented, it is unclear as to how you are unable to calculate the requested information as the total change in revenue days is attributable to the two variables referenced in the response. We re-issue prior comment 12.

RESPONSE:    We have revised the Registration Statement to include disclosure regarding our utilization rate in 2015 and 2016 and its impact on our total system revenue days. Please see pages 53-54 of Amendment No. 1.

[2]	For clarity, the Company would record changes to the TRA liability in earnings, but not as a component of the income tax provision, while changes to the deferred tax assets generally would be included in the income tax provision.

Securities and Exchange Commission

April 6, 2017

Results of Operations, page 56

Cost of Revenues, page 57

4.	We note that your cost of proppant system services as a percentage of proppant system services revenue increased from 121% for the year ended December 31, 2015 to 138% for the year ended December 31, 2016. Please disclose the reasons attributable to this unfavorable trend of increased costs relative to the amounts of related revenue.

In addition, please expand your discussion in MD&A to address the complete measure for costs of revenues and costs of revenues as a percentage of total revenue, including the effects of depreciation, depletion and amortization.

RESPONSE:    We have revised our disclosure as requested. Please see pages 58-59 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 95

Historical Transactions with Affiliates, page 99

5	We note you disclose that you may continue to utilize office space under the administrative services agreement or receive certain other administrative services from Solaris Energy Management LLC. Please revise your disclosure to clarify whether you intend to terminate this agreement following the completion of this offering. To the extent this agreement will remain effective, please file the agreement as an exhibit in accordance with Item 601 of Regulation S-K or tell us why you do not believe the agreement is material.

RESPONSE:    We advise the Staff that the administrative services agreement will be amended in connection with this offering, and we undertake to file the agreement as an exhibit in a future filing.

Consolidated Statements of Operations, page F-4

6	We note your response to comment 22 and your revised disclosure on page F-14. If you apply the accommodation outlined in SAB Topic 11.B, in excluding depreciation and amortization from certain cost and expense categories, please separately report depreciation and amortization that is attributable to each line from which it has been excluded on the face of your statement of operations.

RESPONSE:    We have revised our disclosure as requested. Please see page F-19 of Amendment No. 1.

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Securities and Exchange Commission

April 6, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

SOLARIS OILFIELD INFRASTRUCTURE, INC.

By:	/s/ Kyle S. Ramachandran
Name:	Kyle S. Ramachandran
Title:	Chief Financial Officer

Enclosures

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.
Julian J. Seiguer, Vinson & Elkins L.L.P.
Ryan J. Maierson, Latham & Watkins LLP
Thomas G. Brandt, Latham & Watkins LLP